Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated August 5, 2011, relating to the consolidated financial statements and financial statement schedule of Maxim Integrated Products, Inc. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended June 25, 2011.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

January 30, 2012